UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-37423

Biotie Therapies Oyj

(Exact name of registrant as specified in its charter)

Biotie Therapies Corp.

(Translation of registrant’s name into English)

Joukahaisenkatu 6, FI-20520

Turku, Finland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-206484) of Biotie Therapies Corp. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTIE THERAPIES CORP.

By:	/s/ David Cook
	Name:	David Cook
	Title:	Chief Financial Officer

Date: May 18, 2016

EXHIBIT INDEX

Exhibit Number	Description
99.1	Stock Exchange Release dated May 18, 2016 (9:00 a.m. EET): Biotie Therapies Corp. to delist its American Depositary Shares from the NASDAQ Global Select Market
99.2	Stock Exchange Release dated May 18, 2016 (9:00 a.m. EET): Biotie Therapies Corp. cancels all Treasury Shares held by the Company

99.3	Stock Exchange Release dated May 18, 2016 (6:20 p.m. EET): Nordea Bank Finland Plc’s market-making for Biotie Therapies Corp.’s share ends